Exhibit 99.1

Lilium Receives EASA Design Organization Approval

-	Design Organization Approval is a core requirement for any commercial aircraft development company, confirming that Lilium’s organization, procedures and capabilities meet the stringent safety and regulatory standards for the development of Part-21 commercial aircraft.
-	The award establishes Lilium as qualified to design and hold a type certificate for aircraft developed according to EASA’s SC-VTOL rules positioning the company at the forefront of the industry.

Munich, Germany, November 27, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced today that it has received Design Organization Approval from its primary regulatory authority, the European Union Aviation Safety Agency (“EASA”). The award marks a major milestone for Lilium, positioning it at the forefront of the industry as a company authorized to hold a type-certificate for an eVTOL aircraft in Europe.

Design Organization Approval reflects a seal of quality assurance for companies in aviation design, formally acknowledging a company’s ability to design and develop safe and compliant aircraft. This major achievement in the development of the revolutionary Lilium Jet reflects the culmination of an extensive qualification process dating back to 2017. Receiving Design Organization Approval is a core requirement for any commercial aircraft manufacturer.

Klaus Roewe, Lilium CEO, commented: “In many respects, today’s announcement marks a cornerstone for Lilium and evidences our market leadership in advancing the aviation industry. Achieving Design Organization Approval reflects EASA’s confidence in Lilium and differentiates us against others currently pursuing eVTOL development and regulatory approval. While we join a small, select group of companies qualified to develop commercial aircraft, today’s announcement is especially significant for the global aviation industry as we are doing so by advancing sustainable regional air mobility. I appreciate the many Lilians and countless stakeholders that have played a pivotal role in us achieving today’s milestone, and we look forward to further advancements towards commercialization of the Lilium Jet. I would like to thank our counterparts at EASA for their professional cooperation, which I believe will continue to be very beneficial for the industry moving forward.”

Alastair McIntosh, Lilium Chief Technology Officer and Head of Design Organisation, added: “In simple terms, the Design Organization Approval is our Licence to Operate and confirms that Lilium has the organization, procedures, competencies, resources and demonstrated rigor required to design and certify aircraft according to the very highest safety standards. This pays great tribute to our team at Lilium. Receiving Design Organization Approval from EASA further motivates us on our path to commercialize the revolutionary Lilium Jet.”

Bhavesh Mandalia, Lilium Chief Airworthiness Officer and Deputy CTO, commented: “Today’s announcement has been more than six years in the making. I’d like to thank my fellow Lilians as well as our partners at EASA for their continued support on this journey. In addition to European oversight, EASA’s Design Organization Approval brings significant benefits to our FAA certification process in the U.S. by utilizing the Bilateral Aviation Safety Agreements to validate the technology and aircraft.”

Luc Tytgat, Acting Executive Director, EASA said: “EASA is ensuring that everything is in place for the societal acceptance of Urban Air Mobility. We are setting the right rules for operations and taking care of the environmental elements including noise, while of course ensuring that high safety standards are met. At the same time, we are wary of creating barriers to entering this new market and we have worked in partnership with Lilium, against a demanding timeline. I would like to congratulate Lilium on achieving this Design Organization Approval, which advances Europe’s electric aviation activity.”

Type-certification of the Lilium Jet

According to Lilium’s Design Organization Approval, Lilium is qualified to design and be a type certificate holder for aircraft developed according to EASA’s SC-VTOL rules, the comprehensive set of eVTOL requirements that EASA finalized in 2019 and which represent the highest safety objectives globally for eVTOL aircraft.

Lilium is pursuing concurrent type-certificate validation of the Lilium Jet with the FAA under the provisions of the Bilateral Aviation Safety Agreement between the European Union and the U.S. The FAA issued its G-1 for the Lilium Jet in June, making Lilium the only eVTOL manufacturer with both an EASA and FAA certification basis for a powered lift eVTOL aircraft.

Contact information for media

Meredith Bell

Vice President, External Communications

+41794325779

press@lilium.com

Contact information for investors

Rama Bondada

Vice President, Investor Relations

investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, designed to offer leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with announced sales and indications of interest in Europe, the United States, China, Brazil, UK, United Arab Emirates, and the Kingdom of Saudi Arabia, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, (ii) the markets and industry in which the Lilium Group operates or intends to operate, (iii) the Lilium Group’s progress towards type certification (and type certificate validation) of its Lilium Jet with EASA and the FAA, (iv) the effect on Lilium Group’s business from securing an EASA Design Organization Approval, and (v) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.